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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           DATA SWITCH CORPORATION
                               (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  237863105
                                (CUSIP Number)

                             EDGAR J. SMITH, ESQ.
                 Vice President, General Counsel and Secretary
                          General Signal Corporation
                             One High Ridge Park
                                P.O. Box 10010
                         Stamford, Connecticut 06904
                                (203) 329-4100
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                            W. LESLIE DUFFY, ESQ.
                           Cahill Gordon & Reindel
                                80 Pine Street
                           New York, New York 10005
                                (212) 701-3000

                                 May 8, 1995
           (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                    -2-


CUSIP No. 237863105
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(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      General Signal Corporation      I.R.S. No. 16-0445660

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(2)   Check the Appropriate Row if a Member of a Group

                                                      (a)   [  ]

                                                      (b)   [  ]
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(3)   SEC Use Only


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(4)   Source of Funds

      OO (See Item 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                  [  ]

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(6)   Citizenship or Place of Organization

      New York

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                        (7)   Sole Voting Power             0

                        ----------------------------------------------------
                        (8)   Shared Voting Power 2,041,275 shares, subject
                              to the Letter Agreement, dated May 8,
                              1995, attached hereto as Exhibit (3) (See
Number of Shares              Item 5)
Beneficially Owned
by Each Reporting       ----------------------------------------------------
Person With             (9)   Sole Dispositive Power        0

                        ----------------------------------------------------
                        (10)  Shared Dispositive Power      0

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                                    -3-


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,275 shares, subject to the Letter Agreement, dated May 8, 1995, attached hereto as Exhibit (3) (See Item 5)

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)  Percent of Class Represented by Amount in Row (11) Approximately
      16.3% (See Item 5)

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(14)  Type of Reporting Person

      CO
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                                    -4-


CUSIP No. 237863105
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(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      General Signal Acquisition Corporation      I.R.S. No. 06-1313676

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(2)   Check the Appropriate Row if a Member of a Group

                                                      (a)   [  ]

                                                      (b)   [  ]

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(3)   SEC Use Only


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(4)   Source of Funds

      OO (See Item 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                                  [  ]

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(6)   Citizenship or Place of Organization

      Delaware

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                        (7)   Sole Voting Power             0

                        ----------------------------------------------------
                        (8)   Shared Voting Power 2,041,275 shares, subject
                              to the Letter Agreement, dated May 8,
                              1995, attached hereto as Exhibit (3) (See
Number of Shares              Item 5)
Beneficially Owned
by Each Reporting       ----------------------------------------------------
Person With             (9)   Sole Dispositive Power        0

                        ----------------------------------------------------
                        (10)  Shared Dispositive Power      0

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                                    -5-


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,275 shares, subject to the Letter Agreement, dated May 8, 1995, attached hereto as Exhibit (3) (See Item 5)

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)  Percent of Class Represented by Amount in Row (11) Approximately
      16.3% (See Item 5)

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(14)  Type of Reporting Person

      CO

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                                    -6-


Item 1.     Security and Issuer

            This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Data Switch Corporation (the "Company"), the principal executive offices of which are located at One Enterprise Drive, Shelton, Connecticut 06484.

Item 2.     Identity and Background

            This statement is being filed by General Signal Cor-poration, a New York corporation ("Parent"), and General Signal Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Parent. Parent manufactures equipment for the process control, electrical and industrial technology industries. Merger Sub was formed to acquire the Company. The principal executive offices of Parent and Merger
Sub are located at One High Ridge Park, Stamford, Connecticut
06904.

            During the last five years, neither Parent, Merger Sub nor, to the best of their knowledge, any of their directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he, or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions sub-ject to, federal or state securities laws or finding any viola-tions with respect to such laws.

            Appendix I hereto sets forth additional information relating to the directors and executive officers of Parent and Merger Sub, which information is incorporated herein by reference.

Item 3.     Source and Amount of Funds or Other Consideration

            Parent acquired shared voting power with respect to the shares of Common Stock described below in connection with the execution and delivery by Parent and Merger Sub of the Merger Agreement described below. Parent did not pay any amounts to acquire such shared voting power with respect to such shares of Common Stock.

Item 4.     Purpose of Transaction

            Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger, dated as of May 8, 1995 (the "Merger Agreement"), a copy of which is attached hereto as
Exhibit 1 and incorporated by reference herein. Pursuant to the Merger Agreement, Merger Sub will, upon the terms and con-ditions set forth therein, be merged with and into the Company

(the "Merger"), with the Company being the surviving corpora-tion in the Merger (the "Surviving Corporation") and each out-standing share of Common Stock being automatically converted into the right to receive the fraction of a share (the "Exchange Ratio") of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") determined by dividing $4.55 by the arithmetic average of the closing price per share of Parent Common Stock as reported on the New York Stock Exchange composite tape for the thirty (30) consecutive trading days ending with the last trading day prior to the scheduled date of the special meeting of stockholders of the Company specified in the proxy statement to be sent to such stockholders in connec-tion with such special meeting; provided, however, that the Exchange Ratio shall be calculated to five decimal places and shall in no event be greater than 0.14677 of a share of Parent Common Stock or less than 0.10581 of a share of Parent Common Stock. Holders of Common Stock shall also have the right to receive together with each share of Parent Common Stock issued in the Merger pursuant to Section 2.01(a) of the Merger Agree-ment, an associated common stock purchase right ("Parent Pur-chase Right") pursuant to the Rights Agreement dated as of March 7, 1986, as amended, between Parent and the Rights Agent named therein. In the event of any change in Parent Common Stock or the Common Stock by reason of any stock split,


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readjustment, stock dividend, exchange of shares, reclassifica-
tion, recapitalization or otherwise, the Exchange Ratio shall be correspondingly adjusted. The Merger is subject to certain conditions, including the approval of the Merger by the holders of a majority of the outstanding shares of Common Stock of the Company.

            Following the Merger, (i) the Surviving Corporation will be a direct wholly-owned subsidiary of Parent, (ii) the Board of Directors of Merger Sub will be the initial Board of Directors of the Surviving Corporation, (iii) the officers of the Company will be the initial officers of the Surviving Cor-poration, (iv) the Restated Certificate of Incorporation and By-laws of the Company will be the Certificate of Incorporation and By-laws of the Surviving Corporation, (v) the Common Stock will no longer be quoted on NASDAQ or any other national secu-rities exchange and (vi) the Surviving Corporation will no longer be subject to the reporting requirements of Section 12 of the Exchange Act.

            In connection with the execution of the Merger Agree-ment and to facilitate the consummation of the Merger, Parent entered into a Letter Agreement, dated as of May 8, 1995 (the "Letter Agreement"), with Richard E. Greene, a copy of which is attached hereto as Exhibit 2 and incorporated by reference


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                                   -10-


herein. Pursuant to the Letter Agreement, Richard E. Greene represented that he is the beneficial and/or record owner of 2,041,275 shares of Common Stock (the "Shares") and has the right to acquire certain additional shares of Common Stock (the "Rights"). Richard E. Greene agreed that at any meeting of the stockholders of the Company and in any action by written con-sent of the stockholders of the Company on or before December 31, 1995, he will (a) vote the Shares and any Future Shares (as defined below) in favor of the approval of the Merger Agreement, the Merger and the other transactions contem-plated thereby; and (b) vote the Shares and any Future Shares against any proposal or offer (other than a proposal or offer by Parent or its affiliates) for a tender or exchange offer, merger, consolidation or other business combination involving the Company or any subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries or a liquidation or dissolution of the Company. Richard E. Greene has also granted Parent an irrevocable proxy (the "Proxy"), a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein, to vote the Shares and any shares of Common Stock acquired after May 8, 1995, includ-ing without limitations upon exercise of any Rights (the

"Future Shares") as specified above. The Proxy shall remain in effect until December 31, 1995.

            Pursuant to the Letter Agreement, if prior to the termination of the Merger Agreement pursuant to Section 10.01(b), (c) or (d) or 10.2 thereof any person shall have made a bona fide proposal concerning a Business Combination Transac-tion (as defined in the Merger Agreement) to the Company or its stockholders and within twelve months after any such termina-tion the Company or any of its subsidiaries effects a Business Combination Transaction which Richard E. Greene has consented to or voted the Shares or the Future Shares to approve or rat-ify or in respect of which Richard E. Greene has taken any action that would or could have the effect of increasing the likelihood that such Business Combination Transaction is effected, than he shall pay to Parent cash, by wire transfer of immediately available funds, in an amount equal to the excess of the amount realized by him in connection with such Business Combination Transaction and $4.55 per Share.

            The foregoing summaries of the Merger Agreement, the Letter Agreement and the Proxy do not purport to be complete and are subject to, and qualified in their entirety by refer-ence to, all of the terms and provisions of the Merger Agree-ment, the Letter Agreement and the Proxy.


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                                   -12-


            Except as set forth above, Parent and Merger Sub cur-rently have no other plans or intentions that could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            (a) and (b) Pursuant to the Letter Agreement and the Proxy, Parent may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 2,041,275 shares of Com-mon Stock of the Company, representing approximately 16.3% of the Company's outstanding shares of Common Stock (based upon the Company's representation in the Merger Agreement that there were 12,485,929 shares of Common Stock outstanding as of May 8,
1995). The filing of this statement shall not be construed as an admission by Parent or Merger Sub that it is for the pur-poses of Section 13(d) of the Exchange Act the beneficial owner of such shares.

            Parent has shared power pursuant to the Letter Agree-ment to vote or to direct the vote of the 2,041,275 shares of Common Stock beneficially owned by it in the manner set forth in the Letter Agreement. Parent does not have sole power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

            To the best knowledge of Parent or Merger Sub, no director or executive officer of Parent or Merger Sub owns any shares of Common Stock.

            (c) No transactions in the shares of Common Stock of the Company were effected by Parent during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to Securities of the Issuer


            Except for the Merger Agreement, the Letter Agreement and the Proxy, neither Parent, Merger Sub nor, to the best of their knowledge, any other person named in Item 2 has any contracts, arrangements, understandings or relationships (legal or other-wise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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                                   -14-


Item 7.     Material to be Filed as Exhibits

            The following are filed as exhibits hereto:

            Exhibit 1: Agreement and Plan of Merger, dated as of May 8, 1995, among General Signal Corporation, General Signal
Acquisition Corporation and Data Switch Corporation.

            Exhibit 2:  Letter Agreement, dated as of May 8,
1995, between General Signal Corporation and Richard E. Greene.

            Exhibit 3:  Irrevocable Proxy, dated May 8, 1995, by
Richard E. Greene.


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                                   -15-


                                 SIGNATURE


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

Dated:  May 17, 1995                      GENERAL SIGNAL CORPORATION


                                          By: /s/ Edgar J. Smith, Jr.
                                             Name: Edgar J. Smith, Jr.
                                             Title: Vice President,
                                                    General Counsel &
                                                      Secretary

                                 SIGNATURE


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

Dated:  May 17, 1995                      GENERAL SIGNAL ACQUISITION
                                            CORPORATION


                                          By: /s/ Edgar J. Smith, Jr.
                                             Name: Edgar J. Smith, Jr.
                                             Title: Vice President &
                                                      Secretary

                                APPENDIX I


            The following table sets forth the name, business address, position with Parent or Merger Sub and principal occu-pation or employment and the name and principal business of any corporation or other organization in which such employment is conducted of each director and executive officer of Parent and Merger Sub. The principal business address of Parent and Merger Sub is One High Ridge Park, Stamford, Connecticut 06904 and, unless otherwise indicated, the business address of each person listed below is the aforesaid address. All of the indi-viduals listed below are citizens of the United States. Direc-tors of Parent and Merger Sub are indicated by an asterisk.


Parent

                                      Position with Parent;
      Name and                             Principal
  Business Address                    Occupation or Employment


  Ralph E. Bailey*.................   Chairman of United Meridian
                                       Corporation, a publicly traded
                                       company engaged in making equity
                                       investments in the oil and gas
                                       industry.  Chairman and Chief
                                       Executive Officer of American
                                       Bailey Corporation, a private
                                       holding company, since April
                                       1987.  Also a director of The
                                       Williams Companies, Inc. and
                                       Rowan Companies, Inc.

  Robert N. Brooks.................   Vice President - Manufacturing
                                       since March 1995.  Previously,
                                       held various management posi-
                                       tions since joining G.S. Build-
                                       ing Systems Corporation, a unit
                                       of Parent, in 1974.

  Van C. Campbell*.................   Vice Chairman for Finance and
                                       Administration since 1983 and a
                                       director of Corning Incorpo-
                                       rated.  Also a director of
                                       Armstrong World Industries,
                                       Inc., Corning International

                                       Corporation and Dow Corning
                                       Corporation.

  Edmund M. Carpenter*.............   Chairman and Chief Executive
                                       Officer since May 1988.  Also a
                                       director of Campbell Soup Com-
                                       pany, Dana Corporation and
                                       Texaco Inc.

  George Falconer..................   Vice President - Human
                                       Resources since October 1986.

  Ronald E. Ferguson*..............   Chairman and Chief Executive
                                       Officer since 1987 and President
                                       of General Re Corporation from
                                       1983 to March 1995.  Also a
                                       director of Colgate-Palmolive
                                       Company.

  Nino J. Fernandez................   Vice President - Investor
                                       Relations since May 1987.

  Joel S. Friedman.................   Senior Vice President - Opera-
                                       tions since March 1987.

  Philip A. Goodrich...............   Vice President - Corporate
                                       Development since December 1991.
                                       Previously, Director of Corpo-
                                       rate Development since May 1989.

  John P. Horgan*..................   Private investor since 1971.
                                       Also a director of DTX
                                       Corporation.

  C. Robert Kidder*................   Chairman and Chief Executive
                                       Officer of Borden, Inc. since
                                       January 1995.  Chairman of the
                                       Board of Duracell International,
                                       Inc. from October 1994 to Janu-
                                       ary 1995.  Chairman of the Board
                                       and Chief Executive Officer of
                                       Duracell International, Inc.
                                       from April 1992 to October 1994.
                                       Chairman of the Board, President
                                       and Chief Executive Officer of
                                       Duracell International, Inc.
                                       from August 1991 until
                                       April 1992.  President and Chief

                                       Executive Officer of Duracell
                                       International, Inc. from June
                                       1988 until August 1991. Also a
                                       director of Dean Witter, Dis-
                                       cover & Co. and Duracell Inter-
                                       national, Inc.

  Richard J. Kogan*................   President and Chief Operating
                                       Officer since January 1986 and a
                                       director of Schering-Plough Cor-
                                       poration.  Also a director of
                                       Atlantic Reinsurance Company,
                                       Centennial Insurance Company
                                       National Westminster Bancorp,
                                       Inc., and a Trustee of the
                                       Atlantic Mutual Insurance
                                       Company.

  Michael D. Lockhart*.............   President and Chief Operating
                                       Officer since October 1994.
                                       Previously, Vice President and
                                       General Manager from 1992 to
                                       1994 of General Electric's Com-
                                       mercial Engines and Services
                                       division, and Vice President and
                                       General Manager of Transporta-
                                       tion Systems from 1989 to 1992.

  Terence D. Martin................   Executive Vice President and
                                       Chief Financial Officer since
                                       February 1995.  Previously,
                                       Chief Financial Officer of Amer-
                                       ican Cyanamid Company since 1991
                                       and Treasurer since 1988.

  Terry J. Mortimer................   Vice President and Controller
                                       since May 1990.  Previously
                                       Director - Finance and Chief
                                       Accountant for Apple Computer
                                       since June 1988.

  Roland W. Schmitt*...............   President Emeritus since July
                                       1993 and President of Rensselaer
                                       Polytechnic Institute from March
                                       1988 to July 1993.  Also a mem-
                                       ber and former Chairman of the
                                       National Science Board and
                                       former Councillor of the
                                       National Academy of Engineering.

  John R. Selby*...................   Former Chairman from 1986 to
                                       November 1993 and Chief Execu-
                                       tive Officer from 1971 to Novem-
                                       ber 1993 of SPS Technologies,
                                       Inc.  Also a director of Berwind
                                       Industries, Inc.

  Edgar J. Smith, Jr...............   Vice President, General Coun-
                                       sel, and Secretary since
                                       April 1984, and Vice President
                                       and General Counsel since
                                       January 1980.

  Thomas E. Taylor.................   Vice President - Taxes since
                                       September 1993.  Previously with
                                       Elf Aquitaine, Inc. as Vice
                                       President - Taxes since 1985.

  Julian B. Twombly................   Vice President and Treasurer
                                       since December 1991.  Prior to
                                       joining Parent associated with
                                       United Dominion Industries, Ltd.
                                       since 1974, most recently as
                                       Senior Vice President and
                                       Treasurer.


Merger Sub

                                   Position with Merger Sub;
      Name and                             Principal
  Business Address                 Occupation or Employment

  Joel S. Friedman*.............  For additional information please see Appendix I - Parent above.

  Michael D. Lockhart*..........  President of Merger Sub.  For
                                    additional information please see
                                    Appendix I - Parent above.

  Terence D. Martin.............  Vice President of Merger Sub.
                                    For additional information please
                                    see Appendix I - Parent above.

  Edgar J. Smith, Jr.*..........  Vice President and Secretary of
                                    Merger Sub.  For additional infor-
                                    mation please see Appendix I - Par-
                                    ent above.

  Thomas E. Taylor..............  Vice President of Merger Sub.
                                    For additional information please
                                    see Appendix I - Parent above.

  Julian B. Twombly.............  Vice President and Treasurer of
                                    Merger Sub.  For additional infor-
                                    mation please see Appendix I - Par-
                                    ent above.

                              UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                                 EXHIBITS

                                    to

                              SCHEDULE 13D


                        DATA SWITCH CORPORATION

                               EXHIBIT INDEX

EXHIBIT                                             SEQUENTIAL
  NO.                     DESCRIPTION               PAGE NUMBER

  1         --       Agreement and Plan of Merger,
                     dated as of May 8, 1995, among
                     General Signal Corporation,
                     General Signal Acquisition Cor-
                     poration and Data Switch
                     Corporation.

  2         --       Letter Agreement, dated as of
                     May 8, 1995, between General
                     Signal Corporation and Richard
                     E. Greene.

  3         --       Irrevocable Proxy, dated May 8,
                     1995, by Richard E. Greene.